

October 16, 2014

Via E-mail
Eric S. Lederer
Chief Financial Officer
Chanticleer Holdings, Inc.
11220 Elm Lane, Suite 203
Charlotte, North Carolina 28277

> Re: **Chanticleer Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed March 31, 2014**
> **Form 10-Q for the Quarter Ended March 31, 2014**
> **Filed May 15, 2014**
> **File No. 001-35570**

Dear Mr. Lederer:

We have reviewed your response letter dated October 10, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Statements of Stockholders' Equity, page 35

1. We note from your response to our prior comment 4 that you reclassified approximately $1.2 million of non-controlling interest from APIC in connection with the buyback of all of the South Africa minority interest for both cash and stock in June 2012. Please tell us how you determined or calculated the amount of the $1.2 million reclassification and explain to us why it was an appropriate reclassification. In this regard, we note that you reduced non-controlling interest for the amount of the stock and cash issued to buy back the non-controlling interest. However, it is not clear how you determined the $1.2 million adjustment to non-controlling interest. Please advise. Also, please tell us why

the cash purchase of the non-controlling interest for $490,615 does not appear on the statement of cash flows. Please advise or revise accordingly.

Notes to the Financial Statements

Note 12. Income Taxes, page 60

2. We note from your response to our prior comment 10 that the prior year deferred tax adjustment represents a true up of the Company's components of its deferred tax assets, principally its net operating and capital loss carry forwards. Please provide us more details as to why this is not considered a correction of an error and accounted for in accordance with ASC 250-10-45. Please advise or revise accordingly.

Note 13. Stockholders' Equity, page 62

3. We note from your response to our prior comment 11 that you will revise your disclosure to include a table which presents the number of shares/warrants issued, the per share/warrant value, and the total value. Please also revise to include the specific assumptions used in the Black Scholes model to determine the fair value of the warrants issued.

Form 8-K filed September 17, 2014

4. We note that in your purchase price allocation of the Australian entities, you allocated $3,677,067 to non-controlling interests. Please explain to us how you determined the amount allocated to non-controlling interest. Your response should include the nature and terms of all significant assumptions used in your valuation.

5. We note that in regards to the July 2014 purchase of the Australian entities, you appear to have allocated a significant amount of the purchase price consideration to goodwill. Please explain to us how you evaluated this acquisition for the existence of other intangible assets such as any marketing related or contract based intangibles. See guidance in ASC 805-20-55.

6. Please revise the pro forma statements of operations to include a pro forma adjustment for interest expense related to the $5 million debt assumed in the transaction or advise why you do not believe such an adjustment is appropriate.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or me at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief